THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         _______________


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. _____)*


                    Nu Skin Asia Pacific, Inc.
                         (Name of Issuer)


                       Class A Common Stock
                  (Title of Class of Securities)


                           67018T-10-5
                          (CUSIP Number)




Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   1    NAME OF REPORTING PERSON

                          Craig S. Tillotson

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                          (b)  X


   3    SEC USE ONLY



   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America


                     5   SOLE VOTING POWER
    NUMBER OF
      SHARES		 -0-

   BENEFICIALLY      6   SHARED VOTING POWER
     OWNED BY
            		 4,411,057**SEE ITEM 4
       EACH
    REPORTING
   PERSON WITH       7   SOLE DISPOSITIVE POWER

			 -0-

                     8   SHARED DISPOSITIVE POWER

                         4,411,057**SEE ITEM 4


   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                         4,411,057**SEE ITEM 4


  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                    [__]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           24.7%**SEE ITEM 4

  12    TYPE OF REPORTING PERSON

                                   IN




                           SCHEDULE 13G
                      CUSIP No. 67018T-10-5

Item 1(a).     Name of Issuer:

               The name of the Issuer is Nu Skin Asia Pacific,
               Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah
               84601.

Item 2(a).     Name of Person Filing:

               This report is being filed by Craig S. Tillotson
               (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               The address of the Reporting Person's principal business office is 75 West Center Street, Provo,
               Utah 84601.

Item 2(c).     Citizenship:

               The Reporting Person is a citizen of the United
               States of America.

Item 2(d).     Title of Class of Securities:

               This report covers the Issuer's Class A Common
               Stock, par value $.001 per share (the "Class A
               Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Class A Common Stock is
               67018T-10-5.

Item 3.        Not Applicable.

Item 4.        Ownership.

          (a) The Reporting Person beneficially owns or is deemed to beneficially own 4,411,057 shares of Common Stock as follows: -0- shares of Class A Common Stock and 4,411,057 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). The Reporting Person disclaims beneficial ownership of the following: 112,500 shares of Class B Common Stock held indirectly by him as trustee for the Craig S. Tillotson Fixed Charitable Trust; 1,000,000 shares of Class B Common Stock held indirectly by him as manager of SNT Rhino Company, L.C.; 132,823 shares of Class B Common Stock held indirectly by him as co-trustee for the DPN Trust; and 132,822, shares of Class B Common Stock held indirectly by him as co-trustee for The GNT Trust.

          (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Stockholders Agreement effective November 20, 1996 entered into by and among the Existing Stockholders (as defined therein) and the Issuer. Assuming conversion of all shares of Class B Common Stock, both those beneficially owned by the Reporting Person and all other shares of Class B Common Stock held by all other holders of Class B Common Stock, the Reporting Person would beneficially own 4,411,057 shares of Class A Common Stock, which would constitute 24.7% of the number of shares of Class A Common Stock outstanding.

               Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of 4,411,057 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, he would beneficially own or be deemed to beneficially own 4,411,057 shares of Class A Common Stock which would constitute 0.6% of the aggregate voting power of the Issuer.

               Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,411,057 shares of Class B Common Stock beneficially owned by the Reporting Person would constitute 6.0% of the aggregate voting power of the Issuer.

          (c) (i) Assuming conversion of 4,145,412 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Craig S. Tillotson, with respect to which Craig S. Tillotson has sole voting power, Craig S. Tillotson would have sole voting power over 4,145,412 shares of Class A Common Stock as follows: 3,129,445 shares of Class A Common Stock held individually; 112,500 shares held as trustee for The Craig S. Tillotson Fixed Charitable Trust; and 1,000,000 shares held as manager of SNT Rhino Company, L.C.

               (ii) Assuming conversion of 265,645 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned or deemed to be beneficially owned by Craig S. Tillotson, with respect to which Craig S. Tillotson shares voting power, Craig S. Tillotson would share voting power over 265,645 shares of Class A Common Stock as follows: 132,823 shares of Class A Common Stock held indirectly as co-trustee of The DPN Trust; and (ii) 132,822 shares of Class A Common Stock held indirectly as co-trustee of The GNT Trust.

               (iii) Assuming conversion of 4,145,412 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Craig S. Tillotson, with respect to which Craig S. Tillotson has sole dispositive power, Craig S. Tillotson would have sole dispositive power over 4,145,412 shares of Class A Common Stock as follows: 3,129,445 shares of Class A Common Stock held individually; 112,500 shares held as trustee for The Craig S. Tillotson Fixed Charitable Trust; and 1,000,000 shares held as manager of SNT Rhino Company, L.C.

               (iv) Assuming conversion of 265,645 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Craig S. Tillotson, with respect to which Craig S. Tillotson shares dispositive power, Craig S. Tillotson would share dispositive power over 265,645 shares of Class A Common Stock as follows: 132,823 shares of Class A Common Stock held indirectly by him as co-trustee of The DPN Trust; and (ii) 132,822 shares of Class A Common Stock held indirectly by him as co-trustee of The GNT Trust.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

               The Reporting Person is a party to a Stockholders Agreement (the "Stockholders Agreement"), effective as of November 20, 1996, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Stockholders Agreement, Transfers with the U.S. Securities and Exchange commission or similar regulatory agency of a foreign jurisdiction or Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act pursuant to a registration statement filed.

               The Reporting Person disclaims beneficial ownership of all shares of Class B Common Stock held by other parties to the Stockholders
               Agreement, except as otherwise reported in Item 4 of this Schedule 13G.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Craig S. Tillotson
                                   By:    Craig S. Tillotson
                                   Date:  February 12, 1997



                            EXHIBIT A

          List of Parties to the Stockholders Agreement


Nu Skin Asia Pacific, Inc.

Blake M. Roney, (a) individually, (b) as General Partner for
BNASIA, Ltd., (c) as Trustee for The Blake M. and Nancy L. Roney
Foundation, (d) as Trustee for The S and K Lund Trust, and (e) as
Trustee for The B and D Roney Trust.

Nancy L. Roney, (a) as General Partner for BNASIA, Ltd. and
(b) as Trustee for The Blake M. and Nancy L. Roney Foundation.

BNASIA, Ltd.

The ALL R's Trust

The B & N Roney Trust

The WFA Trust

The Blake M. and Nancy L. Roney Foundation

B & N Rhino Company, L.C.

Nedra D. Roney, (a) individually and (b) as Trustee for The Nedra
Roney Foundation.

The MAR Trust

The NR Trust

The Nedra Roney Foundation

The Nedra Roney Fixed Charitable Trust

NR Rhino Company, L.C.

Rick Roney, (a) individually, and (b) as Trustee for The K and M
Roney Trust.

Burke Roney

Park Roney

Sandra N. Tillotson, (a) individually, (b) as Trustee for The
Sandra N. Tillotson Fixed Charitable Trust, (c) as Manager of CST
Rhino Company, L.C., and (d) as Trustee of The CST Trust.

The SNT Trust

The DVNM Trust

The CWN Trust

The DPN Trust

The GNT Trust

The LMB Trust

The Sandra N. Tillotson Fixed Charitable Trust

SNT Rhino Company, L.C.

Steven J. Lund, (a) individually, (b) as General Partner for SKASIA, Ltd., (c) as Trustee for The Steven J. and Kalleen Lund Foundation and (d) as Trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as Trustee for The ALL R's Trust,
(f) as Trustee for the B & N Roney Trust, (g) as Trustee for The WFA Trust, (h) as Trustee for The C and K Trust, and (i) as President of Nu Skin Asia Pacific, Inc.

Kalleen Lund, (a) as General Partner of SKASIA, Ltd., (b) as
Trustee for The Steven J. and Kalleen Lund Foundation, and (c) as
Trustee for The Steven and Kalleen Lund Fixed Charitable Trust.

SKASIA, Ltd.

The S and K Lund Trust

The Steven J. and Kalleen Lund Foundation

The Steven and Kalleen Lund Fixed Charitable Trust

S & K Rhino Company, L.C.

Brooke B. Roney, (a) individually, (b) as General Partner of
BDASIA, Ltd., and (c) as Trustee for The Brooke Brennan and
Denise Renee Roney Foundation.

Denise R. Roney, (a) as General Partner of BDASIA, Ltd., and
(b) as Trustee for The Brooke Brennan and Denise Renee Roney
Foundation.

BDASIA, Ltd.

The B and D Roney Trust

The Brook Brennan and Denise Renee Roney Foundation

Kirk V. Roney, (a) individually, (b) as General Partner of
KMASIA, Ltd., and (c) as Trustee for The Kirk and Melanie Roney
Fixed Charitable Trust.

Melanie K. Roney, (a) as General Partner of KMASIA, Ltd., and
(b) as Trustee for The Kirk and Melanie Roney Fixed Charitable
Trust.

KMASIA, Ltd.

The K and M. Roney Trust

The Kirk and Melanie Roney Fixed Charitable Trust

K & M Rhino Company, L.C.

Keith R. Halls, (a) individually, (b) as Trustee for The MAR Trust, (c) as Trustee for The NR Trust, (d) as Trustee for The Nedra Roney Fixed Charitable Trust, (e) as General Partner for KAASIA, Ltd., (f) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as Trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as Manager of CKB Rhino Company, L.C.

Anna Lisa Massaro Halls, (a) as General Partner for KAASIA, Ltd.,
(b) as Trustee for The Keith and Anna Lisa Halls Fixed Charitable
Trust, and (c) as Trustee for The Keith Ray and Anna Lisa Massaro
Halls Foundation.

KAASIA, Ltd.

The K and A Halls Trust

The Halls Family Trust

The Keith and Anna Lisa Halls Fixed Charitable Trust

The Keith Ray and Anna Lisa Massaro Halls Foundation

K & A Rhino Company, L.C.

Craig S. Tillotson, (a) individually, (b) as Trustee for The
Craig S. Tillotson Fixed Charitable Trust, (c) as Manager of SNT
Rhino Company, L.C., (d) as Trustee for The DPN Trust, and (e) as
Trustee for The GNT Trust.

The CST Trust

The JS Trust

The JT Trust

The CB Trust

The CM Trust

The BCT Trust

The ST Trust

The NJR Trust

The RLS Trust

The RBZ Trust

The LB Trust

The Craig S. Tillotson Fixed Charitable Trust

CST Rhino Company, L.C.

R. Craig Bryson, (a) individually, (b) as General Partner for
RCKASIA, Ltd., (c) as Trustee for The Bryson Foundation and
(d) as Trustee for The Bryson Fixed Charitable Trust.

Kathleen D. Bryson, (a) as General Partner for RCKASIA, Ltd.,
(b) as Trustee for The Bryson Foundation and (c) as Trustee for
The Bryson Fixed Charitable Trust.

RCKASIA, Ltd.

The C and K Trust

The Bryson Foundation

The Bryson Fixed Charitable Trust

CKB Rhino Company, L.C.

Michael L. Halls, (a) as Trustee for The K and A Halls Trust, and
(b) as Trustee for The Halls Family Trust.

Craig F. McCullough, (a) as Manager of B & N Rhino Company, L.C.,
(b) as Manager of NR Rhino Company, L.C., (c) as Manger of S & K
Rhino Company, L.C., (d) as Manager of K & M Rhino Company, L.C., and (e) as Manager of K & A Rhino Company, L.C.

Robert L. Stayner as Independent Trustee of The Bryson Fixed
Charitable Trust.

Evan A. Schmutz, (a) as Trustee for The Nedra Roney Foundation, and (b) as Independent Trustee for The Nedra Roney Fixed
Charitable Trust.

Lee Brower, (a) as Trustee for The SNT Trust, (b) as Trustee for The DVNM Trust, (c) as Trustee for The CWN Trust, (d) as Trustee for The DPN Trust, (e) as Trustee for The GNT Trust, (f) as Trustee for The JS Trust, (g) as Trustee for The JT Trust, (h) as Trustee for The CB Trust, (i) as Trustee for the CM Trust, (j) as Trustee for The BCT Trust, (k) as Trustee for The ST Trust,
(l) as Trustee for The NJR Trust, (m) as Trustee for The RLS Trust, (o) as Trustee for The RBZ Trust, and (p) as Trustee for The Craig. S. Tillotson Fixed Charitable Trust.

Gregory N. Barrick, (a) as Trustee for The LMB Trust, and (b) as
Trustee for The LB Trust.

L.S. McCullough, (a) as Independent Trustee of The Sandra N.
Tillotson Fixed Charitable Trust, (b) as Independent Trustee for
The Steven and Kalleen Lund Fixed Charitable Trust, (c) as
Independent Trustee for The Kirk and Melanie Roney Fixed
Charitable trust, and (d) as Independent Trustee of The Keith and
Anna Lisa Halls Fixed Charitable Trust.